The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

November 27, 2007
Mr. Hugh Fuller
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street N.E.
Washington D.C. 20549
Phone (202) 551-3853
Fax (202) 772-9210

Re:	EPAZZ, Inc.
Amendment No. 3 to Form SB-2
File No. 333-139117
Filed September 24, 2007

Dear Mr. Fuller,

In response to your comment letter dated October 10, 2007, EPAZZ, Inc. (the “Company,” “we,” and “us”) has the following responses:

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

1.
Please comply with the requirement of Item 304(a)(3) of Regulation S-B regarding the furnishing of a letter by Malone & Bailey, PC stating whether or not it agrees with the disclosure in this caption regarding the change of accounting firms.

RESPONSE:

We have included the required letter from Malone & Bailey, PC as exhibit 16.1 to the amended filing as you have requested.

We have also added the following paragraph under “Changes In and Disagreements with Accountants on Accounting and Financial Disclosure”:

“The Company has authorized Malone to respond fully to any inquiries of any new auditors hired by the Company relating to their engagement as the Company's independent accountant.  The Company has requested that Malone review the disclosure and Malone has been given an opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respect in which it does not agree with the statements made by the Company in this section. Such letter has been filed as Exhibit 16.1 to this Registration Statement.”

Part II
Item 26. Recent Sales of Unregistered Securities

2.
Please see prior comment 3 of our letter dated August 16, 2007 and prior comments on the same topic.  We note your revised disclosure regarding your Section 4(2) issuances; please not, however, that there is no “reasonable belief” standard for 4(2) unlike in Rule 506.  Please revise or advise.  Further, as previously requested, since the purchases were “sophisticated,” please clarify whether they had access to information.

RESPONSE:

We have revised the disclosure in the registration statement to disclose that Epazz is relying on an exemption from registration provided by Rule 504 for all of its prior sales and issuances to consultants as the total value of such issuances is less than $1,000,000.   Epazz will however still be relying on a Section 4(2) exemption for the issuance of the shares of Series B Common Stock to Mr. Passley in March 2006.  In connection with the revision in the filing stating that Epazz relied on an exemption provided by Rule 504, instead of Section 4(2) for the issuance of the shares of Class A Common Stock, Epazz will add the following disclosure at the end of “Item 26. Recent Sales of Unregistered Securities”:

“All of the Class A Common Stock issuances disclosed above were issued in reliance on Regulation D Rule 504 of the Securities Act of 1933, as amended, since the offerings met the following requirements as set forth in Rule 504:

(A) No general solicitation or advertising was conducted by us in connection with the offering of any of the Shares;

(B) The aggregate offering price of the offering was less than $1,000,000;

(C) Our management was available to answer any questions by prospective purchasers; and

(D) Shares issued in connection with this offering were restricted and certificates indicating ownership of such shares bore the appropriate legend.

We have never utilized an underwriter for an offering of our securities.”

3.
Revised selling shareholder and Item 26 disclosure indicates that five purchasers in your Rule 504 offering “immediately gifted” their shares to various parties.  Please tell us the nature of the relationships between the various parties.

RESPONSE:

We have clarified the nature of the relationships between the various gifting parties and those receiving the gifted shares as you have requested both under Item 26 and under the Selling Shareholder table in the amended filing.  Additionally, as discussed with the Staff previously, it has come to our attention that several of the shareholders purchased shares of the Company’s common stock on behalf of other shareholders (and did not gift shares as previously disclosed).  Based on affidavits (some of which were notarized and all of which were signed by the various shareholders who gifted shares and/or purchased shares by paying another shareholder) received from the shareholders below, the Company has updated the disclosures under Item 26 and the Selling Shareholders with the following updated information and disclosures to be consistent with the actual transactions that took place concerning the common stock sold by the Company in 2005.

Revised Selling Shareholders Table Disclosure:

" Stockholder	Number of Shares

Vivienne Passley(9)	2,975,900
Fay Passley(10)(9)	2,748,240
L & F Lawn Service, Inc. (1)	1,399,100
Elderham Braham(10)	500
Patricia Reid (12)	1,000
Allyson Kaegi (12)	500
Janice Stielow (12)	500
Foundation Leukamia Research (2)	2500
Todd Seawell	2500
Foundation University of Wisconsin (3)	5000
Rona Seams	2500
Jeffrey Seawell	2500
Todd Seawell as Trustee of Nichole Trust	5000
Lloyd Passley (10)	500
Susan Berkun(14)	1,000
Penny Berkun(14)	500
Emliy Carrara(14)	500
Stacy Harvey(10)	500
Dianne Harvey(10)	500
Ray Kennedy	500
Edith Moore	1,000
Faye Ann Marshall(15)	500
Olga Passley(9)	500
Marie Pindling(9)	500
Gregory Johnson(9)(10)	500
Robert Johnson(9)(10)	500
Phil Marshall(9)(15)(10)	500
Paul Marshall(9)(15)(10)	500
Gordie Hay (3)(10)	500

Nicholas Hay (3)(10)	500
Nevelle Brown	2,000
Yvonne Brown	2,000
Carl Hay(10)	500
Craig Passley(10)	100,500
Margaret Marshall(9)	1,500
Lynx Consulting Group, Inc. (4)	500,000
Falcon Financial Consulting, LLC (5)	500,000
Intelective Communications, Inc. (6)	200,000
Island Capital Management, LLC (7)	20,000
Greg Gniadek	100
Alvaro Liceaga	100
Charles Ince	100
Ramsey Batmangelich	100
Edward Liceaga	100
Justin Ederle	100
Rich Gardner	100
Netkode Solutions (P) Limited (8)	1,000,000
Total Shares Offered	9,482,440

(1)	Control person for L & F Lawn Service, Inc is Lloyd Passley and Pay Passley. Lloyd Passley is the father of Shawn Passley and Pay Passley is the mother of Mr. Passley.

(2)	Control person for Foundation Leukemia Research is Kevin Radelet.

(3)	Control person for Foundation University of Wisconsin is Sandy Wilcox.

(4)	Control person for Lynn Consulting Group, Inc. is Chris Lipa.

(5)	Control person for Falcon Financial Consulting, LLC is Edward M. Liceaga.

(6)	Control person for Intelective Communications, Inc. is Lee Traupel.

(7)	Control person for Island Capital Management is David Lopez.

(8)	Control person for Netkode Solutions (P) Limited is Anil Mathews.

(9)
Vivienne Passley is the aunt of Shaun Passley. Vivienne Passley is the sister of Fay Passley, Olga Passley, and Margaret Marshall, and the aunt of Marie Pindling, Gregory Johnson, Robert Johnson, Phil Marshall and Paul Marshall.

(10)
Fay Passley was secretary of EPAZZ until 2005. Fay Passley is the mother of Shaun Passley, our Chief Executive Officer, the sister of Eldrena Braham, the wife of Lloyd Passley, the mother of Craig Passley, our Secretary, and the aunt of Stacey Harvey and Dianne Harvey. Mrs. Passley is also the aunt of Stacey Harvey, Dianne Harvey, Marie Pindling, Gregory Johnson, Robert Johnson, Phil Marshall, Paul Marshall, Gordie Hay, Nicholas Hay and Carl Hay.

(11)	Craig Passley is the brother of Shaun Passley. Craig Passley has been secretary of EPAZZ from 2005 until the present.

(12)	Patricia Reid is the mother of Janice Stielow and Allyson Kaegi.

(13)	Nicholas Hay is the brother of Gordie Hay.

(14)	Susan Berkun is the mother of Penny Berkun and Emily Carrara.

(15)	Fay Ann Marshall is the mother of Phil and Paul Marshall and the aunt of Shaun Passley, our Chief Executive Officer."

Revised Item 26 Disclosure (note: similar disclosure will also be added to the explanatory discussion under the Selling Shareholders table as well):

“In July 2005, we sold a total of 18,000 shares of our Class A Common Stock to a total of 11 investors at a price per share of $.25 for an aggregate offering price of $4,500.

The following sets forth the identity of the class of persons to whom we sold these shares and the amount of shares for each shareholder:

" Shareholder	Number of Shares Purchased

Patricia Reid (1)	2,000
Ms. Reid purchased 1,000 of the shares with funds provided to her by the following parties, and thereafter transferred such shares to those parties.  In effect Ms. Reid acted as an intermediary of the Company in connection with the purchase of the shares by the shareholders below, which funds were paid to Ms. Reid and thereafter paid by Ms. Reid to the Company to complete the purchases:

Allyson Kaegi	500
Janice Stielow	500

Fay Passley (2)	2,500

Ms. Passley purchased 1,500 shares with funds provided to her by the following parties (and/or in lieu of funds she owed to such parties), and thereafter transferred such shares to those parties.  In effect Ms. Passley acted as an intermediary of the Company in connection with the purchase of the shares by the shareholders below, which funds were paid to Ms. Passley and thereafter paid by Ms. Passley  to the Company to complete the purchases:

Lloyd Passley	500
Craig Passley	500
Eldrena Braham	500

Ms. Passley also immediately gifted 1,000 of the shares to the following parties, who are her nieces and who were both minors at the time of the gifts:
Stacy Harvey	500
Dianne Harvey	500

Shareholder	Number of Shares Purchased

Ray Kennedy	500

Courtney Hay (3)	1,000
Ms. Hay immediately gifted the 1,000 shares to the following parties, who are her minor children:
Gordie Hay	500
Nicholas Hay	500

IT Business Solutions Group, Inc.(4)	500
Carl Hay	500

Susan Berkun (5)	1,000
Ms. Berkun immediately gifted all 1,000 of the shares she purchased to the following parties in the following amounts:
Penny Berkun	500
Emily Carrara	500

Vivienne Passley (6)	5,000
Ms. Passley purchased all 5,000 of the shares with funds provided to her by the following parties, and thereafter transferred such shares to those parties.  In effect Ms. Passley acted as an intermediary of the Company in connection with the purchase of the shares by the shareholders below, which funds were paid to Ms. Passley and thereafter paid by Ms. Passley  to the Company to complete the purchases:

Edith Moore	1,000
Fay Ann Marshall	500
Olga Passley	500
Marie Pindling	500
Gregory Johnson	500
Robert Johnson	500
Margaret Marshall	500
Phil Marshall	500
Paul Marshall	500

Yvonne Brown	2,000
Nevelle Brown	2,000

(1) Patricia Reid is the mother of Janice Stielow and Allyson Kaegi.  Ms. Reid originally purchased an additional 500 shares on behalf of another third party, who did not pay the required funds to Ms. Reid due to a family dispute and as such, those shares currently being treated as paid for and owned by Ms. Reid individually.
(2) Fay Passley is the mother of Shaun Passley, our Chief Executive Officer, is the sister of Eldrena Braham, the wife of Lloyd Passley, the mother of Craig Passley, our Secretary, and the aunt of Stacey Harvey and Dianne Harvey.
(3) Courtney Hay is the father of Nicholas Hay and Gordie Hay.
(4) The shares sold to IT Business Solutions Group, Inc. (“IT”) were paid for by Shaun Passley, our Chief Executive Officer.  As a result, Mr. Passley beneficially owns the shares held in the name of IT, which company no longer exists.
(5) Susan Berkun is the mother of Penny Berkun and Emily Carrara.
(6) Vivienne Passley is the sister of Fay Passley (who is the mother of our Chief Executive Officer, Shaun Passley), Olga Passley, and Margaret Marshall, and is the aunt of Marie Pindling, Gregory Johnson, Robert Johnson, Phil Marshall and Paul Marshall.  Fay Ann Marshall is the Shaun Passley’s aunt and the mother of Phill and Paul Marshall.

All of the Class A Common Stock issuances disclosed above were issued in reliance on Regulation D Rule 504 of the Securities Act of 1933, as amended, since the offerings met the following requirements as set forth in Rule 504:

(A) No general solicitation or advertising was conducted by us in connection with the offering of any of the Shares;

(B) The aggregate offering price of the offering was less than $1,000,000;

(C) Our management was available to answer any questions by prospective purchasers;

(D) Shares issued in connection with this offering were restricted and certificates indicating ownership of such shares bore the appropriate legend.

We have never utilized an underwriter for an offering of our securities.”

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Associate